Exhibit 12

L-3 Communications Holdings, Inc.
and L-3 Communications Corporation
Ratio of Earnings to Fixed Charges

First Half Ended
June 26, 2009
($ in millions)

Earnings:
Income before income taxes	$667
Less: Net income attributable to noncontrolling interests	(4)

Income before income taxes after noncontrolling interests	$663
Add:
Interest expense	129
Amortization of debt expense	6
Interest component of rent expense	30

Earnings	$828

Fixed charges:
Interest expense	129
Amortization of debt expense	6
Interest component of rent expense	30

Fixed charges	$165

Ratio of earnings to fixed charges	5.02